                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                            JANUS CAPITAL GROUP, INC.
                       (formerly Stilwell Financial Inc.)
                                (Name of issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of class of securities)

                                    47102X105
                                   -----------
                                 (CUSIP number)

                       Joseph F. Mazzella, General Counsel
                        Highfields Capital Management LP
                              200 Clarendon Street
                                   Boston, MA
                                 (617) 850-7500

       (Name, address and telephone number of person authorized to receive notices and communications)

                                January 24, 2002
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                ------------------------
  CUSIP No. 47102X105                13D/A                 Page 2 of 10 pages
------------------------                                ------------------------
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Management LP
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            21,734,787
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
--------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 47102X105                   13D/A              Page 3 of 10 pages
------------------------                                ------------------------
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields GP LLC
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            21,734,787
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
--------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 47102X105                  13D/A               Page 4 of 10 pages
------------------------                                ------------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,124,339
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,124,339
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,124,339
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                             [-]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 47102X105                   13D/A              Page 5 of 10 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Jonathon S. Jacobson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            21,734,787
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 47102X105                   13D/A              Page 6 of 10 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Richard L. Grubman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            21,734,787
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 47102X105                  13D/A               Page 7 of 10 pages
------------------------                                ------------------------

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the Statement on Schedule 13D, filed on November 7, 2002, by Highfields Capital Management LP, Highfields GP LLC, Highfields Capital Ltd., Jonathon S. Jacobson and Richard L. Grubman, as amended on November 25, 2002, December 2, 2002, December 13, 2002 and December 16, 2002 (the "Schedule 13D")as regards the common stock of Stilwell Financial Inc., subsequently renamed Janus Capital Group, Inc. by reason of a merger effected on January 1, 2003. This Amendment No. 5 is being filed to supplement and amend Items 3 and 5 hereof. Except as herein supplemented or amended, all other information in the Schedule 13D is as set forth therein. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 2,391,933 Shares owned by Highfields I was $30,958,350.00, inclusive of brokerage commissions.

     The aggregate purchase price of the 4,218,515 Shares owned by Highfields II was $54,367,050.41, inclusive of brokerage commissions.

     The aggregate purchase price of the 15,124,339 Shares owned by Highfields Ltd. was $193,370,634.58, inclusive of brokerage commissions.

     Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of Issuer.

     (a) and (b) As of the time of this filing, Highfields I, Highfields II and Highfields Ltd. owned beneficially 2,391,933, 4,218,515 and 15,124,339 Shares, respectively, representing approximately 1.1%, 1.9% and 6.8%, respectively, of the 222,479,320 Shares outstanding as reported in publicly available information.

     As of the time of this filing, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 21,734,787 Shares owned beneficially by the Funds, representing approximately 9.8% of the 222,479,320 Shares outstanding as reported in publicly available information.

     As of the time of this filing, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 21,734,787 Shares owned beneficially by Highfields Capital Management, representing approximately 9.8% of the 222,479,320 Shares outstanding as reported in publicly available information.

 ----------------------                                ------------------------
  CUSIP No. 47102X105                 13D/A               Page 8 of 10 pages
 ----------------------                                ------------------------

     As of the time of this filing, Mr. Jacobson, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 21,734,787 Shares owned beneficially by Highfields GP, representing approximately 9.8% of the 222,479,320 Shares outstanding as reported in publicly available information.

     As of the time of this filing, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 21,734,787 Shares owned beneficially by Highfields GP, representing approximately 9.8% of the 222,479,320 Shares outstanding as reported in publicly available information.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A attached hereto and incorporated herein by reference.

     (d) None.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

        None.

-----------------------                                ------------------------
  CUSIP No. 47102X105                13D/A                Page 9 of 10 pages
-----------------------                                ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2002           HIGHFIELDS CAPITAL MANAGEMENT LP

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  HIGHFIELDS GP LLC

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  HIGHFIELDS CAPITAL LTD.

                                  By: Highfields Capital Management LP,
                                        its Investment Manager

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  JONATHON S. JACOBSON

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Attorney-in-fact
                                  ---------------------------------------------
                                  Name/Title

                                  RICHARD L. GRUBMAN

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

------------------------                                ---------------------
  CUSIP No. 47102X105                 13D/A              Page 10 of 10 pages
------------------------                                ---------------------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                  BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS

                                Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------

         12/31/02                  200,000                   13.05
         12/31/02                  100,000                   13.02
         12/31/02                   50,000                   13.05
         12/31/02                  165,100                   13.05
          1/02/03                  206,600                   13.25
          1/02/03                  150,000                   13.25
          1/02/03                  150,000                   13.25
          1/02/03                  263,800                   13.20
          1/03/03                  120,000                   13.29
          1/22/03                   50,000                   12.89
          1/22/03                  261,700                   12.85
          1/23/03                   20,000                   12.80
          1/24/03                2,000,000                   12.50
          1/24/03                  150,000                   12.46


(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Prices per Share do not include brokerage commissions.